October 17, 2019

Sydney Jim
Chief Executive Officer
Neutra Corp.
54 Sugar Creek Center Blvd., Suite 200
Sugar Land, Texas 77478

       Re: Neutra Corp.
           Preliminary Information Statement on Schedule 14C
           Filed September 24, 2019
           File No. 000-55077

Dear Mr. Jim:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Robert L. Sonfield, Jr., Esq.